HOUSERAISING, INC.
                   4801 East Independence Boulevard, Suite 201
                         Charlotte, North Carolina 28212
                                 (704) 532-2121

                                  April 5, 2006



VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-7010

ATTN:      Edward M. Kelly, Esq.
           Senior Counsel
           Division of Corporation Finance

Re:        HouseRaising, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed March 15, 2006
           Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 And Subsequent Exchange Act Reports
           File No. 0-50701

Ladies and Gentlemen:

Thank you for your comment letter dated March 28, 2006 (the "Comment Letter"), with respect to the above-captioned Preliminary Information Statement on
Schedule 14C (the "Preliminary Information Statement"), Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB") and Form 8-K, filed August 10, 2005 (the "Form 8-K"). We have filed our revised Preliminary Information Statement and amended Form 10-KSB of HouseRaising, Inc., a North Carolina corporation (the "Company"), which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. For the reasons set forth below, we have not amended our Form 8-K. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed clean and marked copies of our revised Preliminary Information Statement and amended Form 10-KSB on the EDGAR system, and we have also sent a clean and marked copy to the staff of the Commission by overnight courier.

                                     Pre14C

1. Your preliminary information statement omits the audit committee report required by Item 306(d) of Regulation S-B.

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Securities and Exchange Commission
April 5, 2006
Page 2

      Response 1: We have revised the Preliminary Information Statement to include an audit committee report and also attached the charter of our audit committee as an exhibit to the audit committee report.

                                     10-KSB

Item 8A.  Controls and Procedures

2. We note your statement that "A control system, no matter how well developed and operated, can provide only reasonable, but not absolute assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. See section II.F.4 of Release No. 33-8238.

      Response 2: As requested, we have stated in Item 8A, "Controls and Procedures," of our Form 10-KSB, since it is true, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

3. We note your statement that your chief executive officer and your chief financial officer concluded your disclosure controls are effective to ensure that material information relating to HouseRaising is made known to management. It does not appear that your principal executive officer and your principal financial officer reached a conclusion that your disclosure controls and procedures are effective. Please amend the 10-KSB to address your certifying officers' conclusions on the effectiveness of your disclosure controls and procedures.

      Response 3: As requested, we have stated in Item 8A, "Controls and Procedures," of our Form 10-KSB, since it is true, that our chief executive officer and our principal financial officer reached a conclusion that our disclosure controls and procedures are effective.

               8-K dated August 4, 2005 and filed August 10, 2005

4. Tell us why you did not file financial statements, including pro forma financial information, for the acquisition.

      Response 4: We read Item 310(c)(3) of Regulation S-B to provide that financial statements of businesses acquired or to be acquired are not required in Exchange Act filings if none of the conditions specified in paragraph (c)(2) exceeds 20%. Those conditions are: (1) the small business issuer's investments in and advances to the acquiree to the total consolidated assets of the small business issuer as of the most recently completed fiscal year; (2) the small business issuer's proportionate share of the total assets (after inter-company eliminations) of the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year; and
(3) the small business issuer's equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquiree to such consolidated income of the small business issuer for the most recently completed fiscal year.

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Securities and Exchange Commission
April 5, 2006
Page 3

On August 4, 2005, the Company, LearnBytes, LLC, a North Carolina limited liability company ("LearnBytes"), and Grant Neerings, a resident of the state of North Carolina and sole member of LearnBytes, effected a closing of the transactions contemplated by an Asset Purchase Agreement, dated as of August 1, 2005 (the "Agreement"). Pursuant to the Agreement, the Company acquired substantially all of the assets used and useful in the business of LearnBytes and assumed certain of its liabilities.

Our analysis leads us to conclude that none of the conditions set forth in Item 310(c)(2) for the Company and LearnBytes exceeds the 20% threshold. For example,
(1) the small business issuer's investments in and advances to the acquiree to the total consolidated assets of the small business issuer as of the most recently completed fiscal year is 1.6%; (2) the small business issuer's proportionate share of the total assets (after inter-company eliminations) of the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year is 1.4%; and (3) the small business issuer's equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquiree to such consolidated income of the small business issuer for the most recently completed fiscal year is 0%. As a result, audited financial statements of LearnBytes and pro forma combined financial statements for the Company and LearnBytes together are not required by Regulation S-B.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience when we may prepare and file, and thereafter mail to shareholders, a copy of our definitive Information Statement on Schedule 14C.

Sincerely,



/s/ Gregory J. Wessling

Chairman and Chief Executive Officer

cc:  Harold H. Martin, Esq.

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Enclosures